[redacted]

centrica

08004436

082-04578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	14 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

PROCESSED
AUG 22 2008
THOMSON REUTERS

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

14 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

14 August 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 13 August 2008, it had 3,709,680,153 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

RECEIVED
2008 AUG 20 A 9:11

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**4** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 20 August 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 August 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	61	700,044
Sam Laidlaw	61	342,476
Nick Luff	61	200,753
Persons Discharging Managerial Responsibility		
Grant Dawson	61	331,769
Catherine May	61	6,679
Anne Minto	61	232,035
Chris Weston	61	154,087

* The 'Number of Shares Acquired' includes 41 Partnership shares acquired at 306.00 pence per share and 20 Matching shares acquired at 307.17 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 10,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards August's allocation of Matching shares. The Directors and PDMRs listed above, together with some 5,041 other employees, are participants in the SIP and are potentially interested in the remaining 3,882 shares held by Equiniti Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	19 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED
2008 AUG 20 A 9:11

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such Information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

19 August 2008

<u>Disclosure in accordance with Rule 2.10 of the City Code</u>

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 18 August 2008, it had 3,709,692,165 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	Date:	20 August, 2008
Fax:	001 202-772-9207	Ref:	Stock Exchange Announcement
From:	Secretariat	No. of pages	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

20 August 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 19 August 2008, it had 3,709,898,618 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	18 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

18 August 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 15 August 2008, it had 3,709,689,449 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	18 August, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED
2008 AUG 20 A 9:15

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 August 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

18 August 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 15 August 2008, it had 3,709,689,449 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

END